Exhibit 5.8

Novelis Inc.	CMS von Erlach Henrici Ltd
3560 Lenox Road, Suite 2000	Dreikönigstrasse 7
Atlanta, Georgia 30326	P.O. Box
U.S.A.	CH-8022 Zürich

Tel +41 44 285 11 11
Fax +41 44 285 11 22
office@cms-veh.com
www.cms-veh.com

André E. Lebrecht
Dr.iur. LL.M., Attorney at Law
andre.lebrecht@cms-veh.com

Kaspar Landolt
Dr.iur. LL.M., Attorney at Law
kaspar.landolt@cms-veh.com

Novelis Notes Offering	February 11, 2011

Ladies and Gentlemen,
In connection with the filing of a registration statement on Form S-4 under the U.S. Securities Act of 1933 of a 8.375% Senior Notes due 2017 and a 8.75% Senior Notes due 2020 (Notes) of Novelis Inc., a corporation organized under the laws of Canada (Company), to be issued in exchange for the Company’s outstanding 8.375% Senior Notes due 2017 and 8.75% Senior Notes due 2020 both pursuant to an Indenture, dated as of December 17, 2010 (Indentures), among the Company, the subsidiaries of the Company party thereto (collectively, the Guarantors) and The Bank of New York Mellon Trust Company, N.A., as trustee, and (b) the Guarantees (Guarantees) of each of the Guarantors endorsed upon the Notes, we, CMS von Erlach Henrici Ltd, are acting as Swiss counsel to the Company and, in that capacity, we have been asked to provide a legal opinion on matters of Swiss law related to the granting of the Guarantees by Novelis AG, Kusnacht, Novelis Switzerland SA, Sierre, and Novelis Technology AG, Neuhausen am Rheinfall (collectively, the Swiss Guarantors).
1.	Documents
For the purposes of this opinion we have examined and relied upon the following documents (collectively, the Documents, and each a Document):
1.1	pdf copies of the executed Indentures dated as of December 17, 2010;

1.2	a draft of the Guarantees (Notation of Guarantee as per Annex 1.2);

1.3	a pdf copy of the executed circular board resolution of Novelis AG dated as of December 6, 2010;

1.4	a pdf copy of the executed circular board resolution of Novelis Switzerland SA dated as of December 6, 2010;

1.5	a pdf copy of the executed circular board resolution of Novelis Technology AG dated as of December 6, 2010;

1.6	a pdf copy of the executed shareholders’ resolution of Novelis AG dated as of December 6, 2010;

1.7	a pdf copy of the executed shareholders’ resolution of Novelis Switzerland SA dated as of December 6, 2010;

1.8	a pdf copy of the executed shareholders’ resolution of Novelis Technology AG dated as of December 6, 2010;

1.9	a pdf copy of the executed proxy granted by Novelis Europe Holdings Limited to Fortunato Lucido regarding the extraordinary shareholders’ meeting of Novelis AG and dated as of December 6, 2010;

1.10	a pdf copy of the executed proxy granted by Novelis AG to Fortunato Lucido regarding the extraordinary shareholders’ meeting of Novelis Switzerland SA and dated as of December 6, 2010;

1.11	a pdf copy of the executed proxy granted by Novelis AG to Fortunato Lucido regarding the extraordinary shareholders’ meeting of Novelis Technology AG and dated as of December 6, 2010;

1.12	pdf copies of the executed letters dated as of December 6, 2010 under which the members of the boards of directors of the Swiss Guarantors, namely Antonio Tadeau Nardocci, David Sneddon and John Gardner for Novelis AG, Antonio Tadeau Nardocci, David Sneddon and Roland Harings for Novelis Switzerland SA and Antonio Tadeau Nardocci, David Sneddon and John Gardner for Novelis Technology AG, waive their participation at the extraordinary shareholders’ meetings of the Swiss Guarantors;

1.13	a pdf copy of the power of attorney by Novelis AG to Randy Miller, Paul Stadnikia, Les Parrette, Tom LaBarge and Nichole Robinson to execute and deliver inter alia the Indentures and the Guarantees dated as of December 6, 2010;

1.14	a pdf copy of the power of attorney by Novelis Switzerland SA to Randy Miller, Paul Stadnikia, Les Parrette, Tom LaBarge and Nichole Robinson to execute and deliver inter alia the Indentures and the Guarantees dated as of December 6, 2010;

1.15	a pdf copy of the power of attorney by Novelis Technology AG to Randy Miller, Paul Stadnikia, Les Parrette, Tom LaBarge and Nichole Robinson to execute and deliver inter alia the Indentures and the Guarantees dated as of December 6, 2010;

1.16	a certified excerpt from the commercial register of the Canton of Zurich for Novelis AG dated as of January 21, 2011;

1.17	a certified excerpt from the commercial register of Central Valais for Novelis Switzerland SA dated as of January 21, 2011;

1.18	a certified excerpt from the commercial register of the Canton of Schaffhausen for Novelis Technology AG dated as of January 21, 2011;

1.19	a copy of the articles of incorporation of Novelis AG dated December 23, 2004 and certified on December 15, 2010;

1.20	a copy of the articles of incorporation of Novelis Switzerland SA dated February 17, 2005 and certified on December 14, 2011; and

1.21	a copy of the articles of incorporation of Novelis Technology AG dated December 13, 2004 and certified on December 15, 2011.
The Indentures and the Guarantees are collectively referred to as the Agreements. The Documents set forth in clauses 1.3 through 1.5 are collectively referred to as the Board Resolutions. The Documents set forth in clauses 1.6 through 1.8 are collectively referred to as the Shareholders’ Resolutions. The Documents set forth in clauses 1.9 through 1.11 are collectively referred to as the Proxies. The Documents set forth in clauses 1.13 through 1.15 are collectively referred to as the Powers of Attorney. The Documents set forth in clauses 1.16 through 1.18 are collectively referred to as the Excerpts from the Commercial Register. The Documents set forth in clauses 1.19 through 1.21 are collectively referred to as the Articles of Incorporation. Capitalized terms not defined herein shall have the meaning given to them by the Indentures.
2.	Assumptions
For the purposes of this opinion, we have without further inquiry assumed:

2.1	that all parties to the Agreements (other than the Swiss Guarantors) are validly existing and duly organized under the laws applicable to them;

2.2	the genuineness of all signatures on, and the authenticity, correctness and completeness of, each Document and all Documents as a whole as of the date hereof, including facsimile and electronic copies;

2.1	that all copies, fax copies or electronic versions of the documents produced to us conform to the respective original documents and the originals of such documents were executed in the manner and by the individuals appearing on the respective copies;

2.2	that all factual information contained in the Documents is true and accurate;

2.3	the legal capacity of the individuals whose signatures appear on the Documents pursuant to the applicable laws;

2.4	the lack of defects of intention (Willensmängel) on the part of the parties to the Agreements;

2.5	that the Agreements are within the capacity and power of and have been duly authorised, executed and delivered by each of the parties thereto (other than the Swiss Guarantors) in accordance with all applicable laws (other than the laws of Switzerland);

2.6	that the Agreements constitute or will constitute legal, valid and binding obligations of each of the parties thereto enforceable under all applicable laws (other than the Swiss Guarantors under the laws of Switzerland);

2.7	that, where a Document has been examined by us in draft or specimen form, it will be or has been duly executed and delivered in the form and substance of that draft or specimen;

2.8	that all parties to the Agreements (other than the Swiss Guarantors) have obtained and will obtain at the appropriate time and will maintain in force any approval, consent or authorisation and will make all filings and registrations required in connection with the Agreements and the transactions contemplated by the Agreements under any laws (other than the laws of Switzerland);

2.9	that all acts foreseen by the Documents have been, are and will be performed (and any acts required by the Documents not to be done have not been, are not and will not be performed) and all conditions have been, are and will be satisfied in each case in accordance with the Documents and in accordance with the applicable laws;

2.10	that the transactions contemplated in the Agreements are entered into for bona fide commercial reasons and none of the directors or officers of the respective party has or had a conflict of interest with such party in respect of the Documents that would preclude him from validly representing (or granting a power of attorney in respect of the Documents for) the respective party;

2.11	that the transactions contemplated in the Agreements (other than the obligations of the Guarantors in favour of their affiliates) constitute arm’s length transactions and do not intend to secure obligations of affiliated companies (up-stream obligations or cross-stream obligations) of the parties to the Agreements;

2.12	that none of the parties to the Agreements is or will be seeking to achieve any purpose not apparent from the Agreements which might render any of the Agreements illegal or void;

2.13	that the Excerpts from the Commercial Register and the Articles of Incorporation are correct, complete and up-to-date;

2.14	that matters subject to the Board Resolutions and the Shareholders’ Resolutions (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

2.15	that the Proxies and the Powers of Attorney have not been rescinded or amended and are in full force and effect;

2.16	that the parties entering into the Agreements are not in financial distress, and in particular do not have negative equity at the time of entering into the Agreements or perfecting any security granted or purported to be created thereunder;

2.17	that each of the parties providing security, including the granting of guarantees and the entering into joint and several obligations with affiliates, under the Agreements was and is solvent at the time of the execution of the Agreements;

2.18	that none of the parties to the Agreements has passed a voluntary winding-up resolution, no petition has been presented or order made by a court for the winding-up, dissolution, bankruptcy or administration of any party, and that no receiver, trustee in bankruptcy, administrator or similar office has been appointed in relation to any of the parties or any of their assets or revenues; and

2.19	that there are no provisions of the laws of any jurisdiction outside Switzerland which would have any implication for the opinion we express and that, insofar as the laws of any jurisdiction outside Switzerland may be relevant, such laws have been or will be complied with.

3. Opinion
Based upon, in reliance on and subject to the Documents and the comments, assumptions, qualifications, exceptions and limitations set out herein and subject to any factual matters, documents or events not disclosed to us by the parties concerned, having regard to such legal considerations as we deem relevant, we are of the opinion that:
3.1	Each of the Swiss Guarantors is duly organized, validly existing and registered in the commercial registers of the Canton of Zurich, Central Valais and the Canton of Schaffhausen, respectively, in accordance with the laws of Switzerland.
3.2	Each of the Swiss Guarantors has the corporate power and authority to enter into and perform its obligations under the Agreements.
3.3	The Indentures have been duly authorized and executed by the Swiss Guarantors.
3.4	The Guarantees have been duly authorized by the Swiss Guarantors.
3.5	The Guarantees will constitute valid and legally binding obligations of the Swiss Guarantors.
4. Qualifications
This opinion is subject to the following qualifications, each of which is separate and not limited by any other qualification or other statements herein, even if such qualifications and statements partly or fully deal with the same subject matter:
4.1	In this opinion, Swiss legal concepts, actions, remedies and legal documents are referred to in English terms and not in their original Swiss language terms. Such terms are used herein exclusively in the Swiss legal context and may have a meaning different from the meaning of the same English terms as they are used in the context of foreign laws.
4.2	The opinions expressed herein may be affected by applicable bankruptcy, insolvency, avoidance, liquidation, arrangement, moratorium, or other similar laws of general application to which the parties to the Agreements are or may become subject.
4.3	There is a risk, which cannot be absolutely excluded, that the Excerpts from the Commercial Register and the Articles of Incorporation do not reflect that, in respect of a Swiss Guarantor, (i) a voluntary winding-up resolution has been passed, (ii) a petition has been presented or order made by a court for the bank-

ruptcy or moratorium, or (iii) a bankruptcy administrator, commissioner, liquidator or similar officer administering insolvency proceedings has been appointed.
4.4	In order to be enforceable in debt enforcement proceedings (Betreibungsverfahren) in Switzerland a money claim must be converted into Swiss francs (art. 67 para. 1 section 3 of the Swiss Federal Statute on Debt Enforcement and Bankruptcy).
4.5	The statement that the “Guarantees will constitute valid and legally binding obligations of the Swiss Guarantors” means that (a) no consent, approval, authorization or other order of, or registration or filing with, any Swiss court or other Swiss governmental or regulatory authority or Swiss agency is required for the Swiss Guarantors’ execution and performance of the Agreements; (b) the execution and performance of the Agreements by the Swiss Guarantors will not result in a breach or violation of any of the terms and provisions of (i) the Articles of Incorporation or (ii) any Swiss law; (c) the choice of the laws of the State of New York as the law governing the Agreements is valid under the relevant rules of the Swiss Private International Law Statute (PILS) and will be recognised by Swiss courts; and (d) a final judgement rendered by a court of the State of New York, or a court of the United States of America, located in the Borough of Manhattan, City and State of New York, with respect to the Agreements will be recognised and enforceable in Switzerland in accordance with and subject to the rules of art. 25 et seq. PILS, without a retrial on the merits.
4.6	Where we use the term “enforceable”, we only express an opinion as to enforceability under the rules of procedure applicable in Switzerland. Enforcement before the courts of Switzerland will in any event be subject to:
4.6.1	the remedies available in the Swiss courts (and nothing in this opinion must be taken as indicating that specific performance (other than for the payment of a sum of money) or injunctive relief would be available as remedies for the enforcement of such obligations); and

4.6.2	the acceptance of such courts of jurisdiction and the power of such courts to stay proceedings if concurrent proceedings are being brought elsewhere.
Further, limitations may apply with respect to any indemnification and contribution undertakings by the Swiss Guarantors if a court considers any act of the indemnified person as wilful or negligent, and an obligation to pay an amount may be unenforceable if the amount is held to constitute an excessive penalty (such as exemplary or punitive damages).

4.7	The enforcement of a claim or of a final court decision against the Company or the Swiss Guarantors under the Agreements may be affected by the expiry of a statute of limitations period or by defences of set-off or counterclaim.
4.8	To the extent that the entering into, or the settlement of, payment obligations is in breach of the currency exchange regulations of a country being member of the International Monetary Fund, these obligations may not be enforceable in Switzerland (Art. VIII para. 2 lit. b IMF Agreement).
4.9	Where the Agreements vest a party with discretion or the right to determine a matter or amount in its opinion, Swiss law will require that such discretion is exercised reasonably and that such opinion is based upon reasonable grounds, and in each case with reference to facts and circumstances not under the control of such party (e.g. market quotes).
4.10	Under Swiss law, a power of attorney or proxy may be revoked and terminated at any time, even if stated to be irrevocable or subject to other limitations.
4.11	We express no opinion as to banking or insurance regulatory matters, or as to any commercial, accounting, calculating or other non-legal matter.
4.12	Swiss courts do not consider themselves bound by provisions stating that an agreement may only be amended in writing.
4.13	The effectiveness of a choice of law clause is limited by the following PILS rules:
4.13.1	A Swiss court must establish the content of the applicable foreign law ex officio. However, the court may request the collaboration of the parties and, in commercial matters, the proof of the applicable foreign law may be imposed on them. If the content of the foreign law is not ascertainable, the court will apply Swiss law (art. 16 PILS).

4.13.2	A Swiss court may refuse to give effect to any foreign law provision if such provision is inconsistent with Swiss public policy (art. 17 PILS).

4.13.3	A Swiss court would be bound to apply such provisions of Swiss law which, in view of their special relevance for public policy, must be applied without regard to the choice of law (lois d’application immédiate, art. 18 PILS).

4.13.4	In lieu of the law chosen by the parties, a Swiss court may take into account mandatory provisions of another foreign law if legitimate and evidently overrid-

ing interests of one party so require and the matter has a close nexus to such other law (art. 19 PILS).
4.14	Pursuant to art. 5 para. 2 PILS, a choice of jurisdiction is ineffective if a party is abusively deprived of protection at a place of jurisdiction provided by Swiss law. We believe, however, that the risk that such provision will be applied is very remote.
4.15	The recognition and enforcement of a foreign judgement in Switzerland is subject to the following PILS rules:
4.15.1	a Swiss court may refuse to give effect to any foreign judgement if such judgement is inconsistent with Swiss public policy (art. 27 para. 1 PILS);

4.15.2	a Swiss court may refuse to give effect to any foreign judgement if a party to such judgement can establish
(i)	that under the laws of its domicile such party had not received proper service of process (art. 27 para. 2 lit. a PILS);

(ii)	that the judgement was rendered in violation of fundamental principles of Swiss procedural law, in particular the right to be heard (art. 27 para. 2 lit. b PILS);

(iii)	that a lawsuit between the same parties concerning the same case was first initiated in Switzerland or first decided in a third country, provided the requirements for the recognition of such decision are met (art. 27 para. 2 lit. c PILS).
4.16	Under Swiss law, the assumption of obligations, including the granting of guarantees, such as the Guarantees, and the entering into of joint and several obligations, in favour of affiliates (“upstream obligations” or “cross-stream obligations”) by a Swiss company at non-arm’s length terms or payments of a Swiss company under such obligations are deemed dividend distributions subject to the relevant rules of Swiss corporate law. As a consequence, any such payments may only be made out of the freely distributable balance sheet reserves of the Swiss Guarantors. Further, since clear statutory rules and case law dealing with the issue of upstream and cross-stream obligations do not exist in Switzerland, it cannot be excluded that not only the assumption of upstream or cross-stream obligations, but also each single payment of the Swiss Guarantors thereunder requires the approval of the Swiss Guarantors’ shareholders’ meeting in order to be valid.

Thus, there is a risk, which we cannot exclude with certainty, that the upstream and cross-stream obligations of the Swiss Guarantors under the Agreements are not binding upon the Swiss Guarantors should the approval of the shareholders’ meetings of the Swiss Guarantors be required for each or a single payment, but such approval not be given. This applies in particular with respect to such upstream and cross-stream obligations of the Swiss Guarantors which have not been limited in the Agreements to the freely distributable balance sheet reserves of the Swiss Guarantors.
4.17	We express no opinion with regard to tax matters. Please note, however, that upstream or cross-stream obligations assumed at non-arm’s length terms are also treated as dividend distributions for tax purposes. Therefore, there is a risk that the Swiss Guarantors may become subject to Swiss withholding tax of up to 53.8% of (i) the amount of a guarantee or similar fee customarily paid to a guarantor under similar circumstances, (ii) the amounts paid under the upstream and cross-stream obligations (if any), and (iii) if at the time of the assumption of the upstream and cross-stream obligations it was foreseeable that the beneficiary may become insolvent, the entire amount assumed thereunder. Further, for income tax purposes, (i) the amount of an adequate guarantee or similar fee may be deemed profit of the Swiss Guarantors, (ii) payments under the upstream and cross-stream obligations may not be admissible as deductible business expenses, and (iii) any provisions made in respect of the contingent upstream and cross-stream obligations may be disregarded.
4.18	Swiss law restricts the parties’ ability to provide for specific contractual rules with respect to the assessment of evidence by the court. For example, under the Indentures, the parties provided for certain rules on evidence (see, for example, Sections 2.02(c) and 12.14(c) of the Indentures). There is a risk that a foreign judgment obtained against the Company or the Swiss Guarantors based on such rules on evidence may not be recognised and enforced in Switzerland.
4.19	There is a remote risk which cannot entirely be excluded that a Swiss court would declare an irrevocable appointment of an agent for service of process, for example as per Section 12.12(b) of the Indentures, to be inconsistent with Swiss public policy and, thus, would recognize a revocation without regard to a New York law provision stating otherwise.
4.20	Service of process from abroad on a person domiciled in Switzerland, such as the Swiss Guarantors, has to comply with the rules of the Hague Convention of November 15, 1965 on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters or any other applicable international treaty. A foreign judgement rendered based on service of process inconsistent with such rules will not be recognised and enforceable in Switzerland.
5. Limitations
This opinion is confined to matters of Swiss law currently in force and as applied by Swiss courts or interpreted by the relevant legal scholars at the date hereof. We have made no investigation of the laws of any country other than Switzerland and we do not express or imply any opinion thereon.
This opinion is given solely (i) to, and for the benefit of, the addressee as set forth first above, and (ii) with respect to the Agreements. Without our prior written consent, it may not (a) be disclosed to any other party, save that we hereby consent to the filing of this opinion as an exhibit to the Exchange Offer Registration Statement, or (b) relied upon by any other party or for any other purpose save that we hereby consent to King & Spalding LLP, 1180 Peachtree Street, N.E., Atlanta, GA 30339 may rely thereon for the purposes of the items covered herein. This opinion may not be quoted or referred to in any public document or filed with any government authority or other person, without, in each instance, our prior written consent.
We disclaim any obligation or liability to keep ourselves informed, or update you, on any relevant developments after the date hereof, respectively, with regard to the Documents, after their dates.
This opinion is given by CMS von Erlach Henrici Ltd, which is a legal entity, incorporated and registered in Switzerland, but not by or on behalf of any other CMS law firm. CMS von Erlach Henrici Ltd assumes liability, and is responsible, for this opinion. No individual is liable to any person for this opinion. The expressions “we”, “us”, “our” and similar expressions in this opinion should be construed accordingly.
6. Governing Law and Place of Jurisdiction
This opinion may only be relied upon on the conditions that (i) this opinion is in all respects governed by, and construed in accordance with, Swiss law, and (ii) exclusive place of jurisdiction for all disputes arising in connection with this opinion is Zurich, Switzerland.

Yours sincerely
CMS von Erlach Henrici Ltd

/s/ André E. Lebrecht	/s/ Kaspar Landolt